Exhibit 99.1

ICL GROUP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Lilach Geva Harel, Adv. and Aya Landman, Adv., or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.00 per share, of ICL Group Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held on Tuesday, January 5, 2021, at 10:00 a.m. (Israel time) at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, or via Zoom (meeting URL: https://icl-group.zoom.us/j/98522725271?pwd=eVlDaVJZb2dUQldzNnRCRUxDYmdtZz09#success; meeting ID: 985 2272 5271), and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for the Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ITEM SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST ON ITEM 1, ITEM 2 AND ITEM 3 SET FORTH ON THE REVERSE WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OF THE COMPANY OR HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSAL.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ICL GROUP LTD.

JANUARY 5, 2021

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ITEM 1 SET FORTH BELOW.  PLEASE SIGN, DATE AND RETURN
PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	Re-election of Ruth Ralbag as an external director of the Company, within the meaning of the Israeli Companies Law, 1999, for an additional three-year term.

FOR	AGAINST	ABSTAIN
☐	☐	☐

1A.
Are you a controlling shareholder of the Company or do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 1? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 1)

YES	NO
☐	☐

2.	Approval of the Renewed Management Services Agreement with Israel Corporation Ltd.

FOR	AGAINST	ABSTAIN
☐	☐	☐

2A.
Are you a controlling shareholder of the Company or do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 2? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 2)

YES	NO
☐	☐

3.
Approval to extend the period for exemption from liability and indemnification undertakings under the Company's Letter of Exemption and Indemnification with directors who are office holders (within the meaning of the Israeli Companies Law, 1999) of Israel Corporation Ltd., who may serve from time to time.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3A.
Are you a controlling shareholder of the Company or do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 3)

YES	NO
☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________________ Date ___________ Signature of Shareholder________________ Date ___________

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.